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[LETTERHEAD OF SHEARMAN & STERLING LLP]

February 1, 2006

BY HAND AND EDGAR TRANSMISSION

Securities and Exchange Commission
Station Place, 100 F Street, N.E.,
Washington, D.C. 20549

Iron Acquisition Corporation Proxy Solicitation Materials

Ladies and Gentlemen:

        On behalf of Iron Acquisition Corporation, a Delaware corporation ("IAC"), and BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("BASF"), transmitted herewith via the Securities and Exchange Commission's EDGAR system for filing, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is the preliminary proxy solicitation statement on Schedule 14A and form of proxy (together, the "Proxy Solicitation Materials") filed today by IAC and BASF with respect to the election of certain nominees of IAC to the Board of Directors of Engelhard Corporation (the "Company") at the Company's 2006 annual meeting of stockholders (the "Annual Meeting"). We currently intend to file definitive copies of the Proxy Solicitation Materials, and release such copies to security holders, following the Company's announcement of the Annual Meeting.

        Pursuant to Rule 14a-6(a), we are also sending you five copies of the Proxy Solicitation Materials by courier. A copy of this letter, together with six copies of the Proxy Solicitation Materials, is being sent by courier to the New York Stock Exchange.

        Please direct any questions or comments to Peter Lyons at (212) 848-7666 or to me at (212) 848-5486.

Sincerely,
/s/ LISA E. TOPOREK Lisa E. Toporek
cc:
Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission

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